Mail Stop 3561

      							August 18, 2006

Mr. J. Nicholas Bayne
President and Chief Executive Officer
Maine & Maritimes Corporation
209 State Street
Presque Isle, ME  04769

	Re:	Maine & Maritimes Corporation
      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 24, 2006

		File Number 333-103749

Dear Mr. Bayne:

      We have reviewed your supplemental response letter dated May 11, 2006 as well as your filing and have the following comments. As noted in our comment letter dated April 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2005
Note 5. Investments in Associated Companies, page 70

1. We note your response to comment 5 in our letter dated April
28,
2006. In future filings, please include your rationale for accounting for these entities under the equity method in Note 5.
See
paragraph 20.a, footnote 13, of APB 18.

2. Please refer to comment 6 in our letter dated April 28, 2006.
The
disclosures required by APB 18 and Rule 4-08(g) of Regulation S-X in your annual audited financial statements should be audited.
Please
revise to remove the "unaudited" label from the summarized financial information.

3. Reference is made to your equity investments for which you have provided unaudited summarized financial information. You may omit audited summarized financial information when separate financial statements are provided of the equity investments not consolidated.
See SAB Topic 6.K.4.b. Please tell us how you determined separate audited financial statements under Rule 3-09 of Regulation S-X were not required. Please include your calculations for each test in your response.

Note 6. Short-Term Credit Arrangements, page 72
Note 8. Long-Term Debt, page 75

4. Please refer to comment 9 in our letter dated April 28, 2006. Please advise us why the schedule is not required and include your calculations of restricted net assets in your response or revise to provide Schedule I as required by Rule 5-04 of Regulation S-X.

Note 10. Benefit Programs, page 78

5. Please refer to comment 11 in our letter dated April 28, 2006.
Please disclose the basis you used to determine the rate of return on plan assets. See SFAS 132( R ), paragraph 5.d.(3)

Exhibits 31.1 and 31.2
6. We note your response to comments 13 and 14. We continue to believe that an amendment to your Form 10-K is required to comply with the revised guidance.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 if you have any other questions.


								Sincerely,



								Michael Moran
								Accounting Branch Chief


Mr. J. Nicholas Bayne
Maine & Maritimes Corporation
August 18, 2006
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